Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2003
	(millions of dollars)
Earnings, as defined:	
Net income	$ 175
Income taxes	78
Fixed charges, included in the determination of net income, as below	83
Amortization of capitalized interest	1
Distributed income of independent power investments	8
Less: Equity in earnings of equity method investees	34
Total earnings, as defined	$ 379
Fixed charges, as defined:	
Interest charges	$ 77
Rental interest factor	5
Fixed charges included in nuclear fuel cost	1
Fixed charges, included in the determination of net income	83
Capitalized interest	25
Total fixed charges, as defined	$ 108
Ratio of earnings to fixed charges	3.51